LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2004	slanter@luselaw.com

April 28, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn:	Ms. Era Anagnosti, Legal Branch Chief

Re:	Heritage NOLA Bancorp, Inc.

Registration Statement on Form S-1 (File No. 333-216613)

Dear Ms. Anagnosti:

On behalf of Heritage NOLA Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s letter dated April 6, 2017, as well as the Company’s responses to those comments. The Amended Form S-1 has been blacklined to reflect changes from the initial filing.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company’s proposed marketing materials were filed as Exhibit 99.4 to the Form S-1. Additionally, we will provide the staff with any additional materials utilized pursuant to Section 5(d) of the Securities Act. It is not anticipated that any such materials will be utilized.

LUSE GORMAN, PC

Ms. Era Anagnosti

Securities and Exchange Commission

April 28, 2017

Summary

Business strategy, page 2

2.	We note your disclosure at the top of page 3 that your current business strategy includes increasing commercial real estate lending. Please balance the discussion by disclosing the added risks of commercial real estate lending, as disclosed in the first risk factor on page 15.

The disclosure on page 3 has been revised in response to the comment.

Business of Heritage Bank of St. Tammany

Delinquent Loans, page 69

3.	We note disclosure of loans delinquent for 90 days and over totaling $117 thousand and $376 thousand for fiscal years ended December 31, 2016 and 2015, respectively. However, we note no past due loans receivables greater than 90 days for either period as disclosed on page F-20. Please revise your filing, or tell us why the tables do not reconcile, as applicable.

We supplementally advise the staff that the delinquent loan table on page 75 of the Amended Form S-1 lists loans based on their past due status only, and does not specify nonaccrual status. The tables on page F-23 in the notes to the financial statements contain a “Nonaccrual Status” column as well as an “Over 90 Days Past Due” column. Each of the loans delinquent for 90 days are included in the nonaccrual column.

The Conversion and Offering

Peer Group Companies . . . , page 109

4.	We note that there appears to be a significant variation in asset size among the peer group companies, as referenced in the table on page 109. Please revise to explain in greater detail how RP Financial concluded that these companies could be considered the company’s “peers” and therefore used in determining its appraised value.

The disclosure on page 114 has been revised in response to the comment.

LUSE GORMAN, PC

Ms. Era Anagnosti

Securities and Exchange Commission

April 28, 2017

*        *        *

We request that the staff advise the undersigned at slanter@luselaw.com or at (202) 274-2004 or Kip Weissman of this office at (202) 274-2029 or at kweissman@luselaw.com as soon as possible if it has any further comments.

Respectfully,

/s/Steven Lanter

Steven Lanter

cc:	David Crumhorn, President and Chief Executive Officer

Kip Weissman, Esq.